UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013.

Commission File Number 000-51341

Gentium S.p.A.
 (Translation of registrant’s name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes □  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

The following information is being furnished pursuant to General Instruction B to the General Instructions of the Form 6-K.

Below are the results of the annual ordinary meeting of shareholders of Gentium S.p.A. (the “Company”) held on May 10, 2013.

At the ordinary shareholders’ meeting, all of the resolutions were approved. The voting results of the ordinary shareholders’ meeting were as follows:

Resolution	For	Against	Abstain	Total
1. Approval of financial statements of the Company as of December 31st, 2012 and related documents and allocation of the annual net income.	10,945,353	4,100	17,198	10,966,651

2. Set the number of members of the Board of Directors of the Company and elect members of the Board of Directors of the Company for the fiscal year 2013 term:
a. Gigliola Bertoglio	10,790,504	158,434	17,713	10,966,651
b. Marco Brughera	10,812,973	135,965	17,713	10,966,651
c. Laura Ferro	10,813,004	135,934	17,713	10,966,651
d. Khalid Islam	10,813,004	135,934	17,713	10,966,651
e. Bobby Sandage, Jr.	10,813,004	135,934	17,713	10,966,651
f. Elmar Schnee	10,817,004	131,934	17,713	10,966,651
g. Joyce Victoria Bigio	10,794,504	154,434	17,713	10,966,651

3. Approve director compensation for the fiscal year 2013 term	10,928,638	13,200	24,813	10,966,651

4. Approval of the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor for fiscal year 2013 with respect to the Company’s U.S. GAAP financial statements and its compensation and as the Company’s independent auditor, for the three year period 2013/2015 with respect to the Company’s Italian GAAP Financial Statements and approval of its relevant compensation.	10,944,838	4,100	17,713	10,966,651

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
Name:	Salvatore Calabrese
Title:	Chief Financial Officer and Senior VP, Finance

Date: May 13, 2013